June 23, 2005

      Mail Stop 4561

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11/A-2
      Filed June 17, 2005
      Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prior Performance of IREIC Affiliates, page 53
1. We note your disclosure with respect to your public programs of the annualized amounts that each of such programs may pay from cash flows. Please revise to limit your disclosure to historical distributions or provide detailed support for the projected annual distributions.
2. In this connection, we note your disclosure on page 61 of the yields on principal that investors would have realized if they had reinvested their distributions at the discounted share price provided in the distribution reinvestment program of the three REITS
sponsored
by IREIC. In the first half of the table you provide assumptions used in the second half regarding cumulative compounded yields on principal. Please revise to delete references to "Current Annualized
Dividend per Share" and "Annualized % Dividend" and provide only
historical amounts.   In this regard, we note that these are not
assumptions used in the second half of the table.

Business and Policies, page 107
3. We note your statement on page 110 that this investment may be appropriate if "you seek a hedge against inflation" and "you seek to preserve your capital with appreciation because we intend to acquire a portfolio of diverse commercial real estate assets that offer appreciation potential." Please revise to balance this disclosure with the fact that you do not intend to list your shares to enable investors to realize appreciation and that although you may have escalating leases your operating expenses may also escalate with inflation.

Plan of Distribution, page 164
4. In your response to previous comment 10, please clarify what constitutes the "initial sale" of common stock to Inland
Securities
of any of its directors, officers, employees or affiliates. Also, disclose the initial sale price to the entities in the second and sixth bullet points.


*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.








      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)



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Brenda G. Gujral
Inland American Real Estate Trust, Inc.
June 23, 2005
Page 1